Exhibit(d)(5)

Valeant Pharmaceuticals North America LLC

400 Somerset Corporate Boulevard

Bridgewater, New Jersey 08807

Tel: 908.927.1400

www.valeant.com

March 24, 2015

William C. Bertrand

3056 Lewis Farm Rd

Raleigh, NC 27607

Dear Bill,

We are pleased to provide you with this letter as confirmation of your offer of employment with Valeant Pharmaceuticals North America LLC (“Valeant”). This offer is contingent upon: (1) the closing of Valeant Pharmaceuticals International, Inc.’s pending acquisition (the “Acquisition”) of Salix Pharmaceuticals, Ltd. (“Salix”); and (2) your continued employment with Salix now through the closing date of that acquisition (the “Closing Date”). This letter will become effective upon satisfaction of the conditions in (1) and (2) and, at such time, will supersede and terminate any earlier agreements or arrangements, written or oral, with respect to the subject matter herein, including, but not limited to, your Amended and Restated Employment Agreement, dated March 25, 2015 with Salix Pharmaceutical, Inc. (your “Prior Employment Agreement”), but for the avoidance of doubt, your ongoing restrictive covenants under Section 5.1 of your Prior Employment Agreement shall continue to apply.

This offer letter outlines the details of your continued employment including your compensation and benefits.

•	Title. Your title will be SVP and General Manager.

•	Salary. Your base salary will be $550,000.00 USD annually, or $ 21,154 bi-weekly.

•	Bonus Plan. You are eligible to participate in the Valeant Pharmaceuticals International, Inc. (“VPII”) management bonus plan. Your target bonus will be 40% of your base salary, with the potential of 80% of your base salary. This plan, and therefore your participation, is subject to change at the discretion of the Talent and Compensation Committee of the Board of Directors (the “Committee”). Bonuses are payable at the time the other management bonuses are paid. To be eligible for any bonus payment, you must be employed by Valeant, and you must not have given or received notice of the termination of your employment, on the day on which the applicable bonus is paid to other members of Valeant’s management. Your 2015 bonus will be based on actual performance for the period April 1, 2015 through December 31, 2015 and target performance for the period January 1, 2015 through March 31, 2015.

William Bertrand

March 24, 2015

•	Equity. The Committee has authorized VPII’s Chief Executive Officer to grant the following equity awards, valued at approximately $2,000,000:

•	approximately $1,000,000 in options to purchase common shares of VPII, which options vest 25% on each of the 4 anniversaries following the date of grant and have a ten year maximum term

•	approximately $1,000,000 in Performance Stock Units (PSUs), which vest between 0-300%, based on meeting certain VPII performance criteria, as measured approximately three years from the grant date. The triggers for 1x, 2x and 3x vesting shall be based on VPII’s common shares attaining a 10%, 20% and 30% 3-year compound annual growth rate, respectively, as measured against a base share price determined at the time of grant.

These equity awards are contingent upon your acceptance of the offer and will be made pursuant to the terms of the applicable Valeant equity plan and governed by such plan and applicable grant agreements. Further details will be provided at the time of the grant.

The grant date for the equity awards set forth above shall be on the date of the closing of the Acquisition, provided that if such date is during a trading blackout period under VPII’s Blackout Policy, the grant date shall be the first trading day after the trading blackout is no longer in effect.

•	Retention Bonus (No other Severance Benefits). You shall be eligible to receive a retention bonus in an aggregate amount of $2,799,500. Such retention bonus will be payable to you in three equal installments on (1) the Closing Date, (2) the 6 month anniversary of the Closing Date and (3) the twelve month anniversary of the Closing Date, in each instance, subject to your continued active employment with Salix or Valeant through each respective date. In addition, in the event your employment is terminated by Valeant without “Cause” (as defined below) after the Closing Date and before the twelve month anniversary thereof, then (subject to the Release Requirement set forth below), you will promptly be paid any remaining unpaid portions of your retention bonus. Except as otherwise provided herein, you will not be entitled to receive any other severance payments or benefits from Valeant or Salix (of any of their respective affiliates) upon any termination of employment that occurs on or after the Closing Date, including, without limitation, any severance payments or benefits under your Prior Employment Agreement or Valeant’s U.S. Severance Pay Plan, provided, however, that upon such a termination, your outstanding equity awards shall be treated in accordance with the terms of the applicable Valeant equity plan and award agreements in effect.

•	Matching Share Program. You shall be eligible to participate in VPII’s matching share program, as in effect from time to time, which currently allows participants to receive one matching share unit, which vests over a 3 year period, for each share purchased and held in accordance with the terms of such program. You will be eligible to participate in the current program up to an aggregate purchase amount equal to 50% of your target cash compensation.

•	Employee Benefits. You will continue to participate in your current Salix benefit plans (as may be amended in accordance with their terms) until you are transitioned to Valeant’s plans. It is anticipated that this change will occur within sixty days of the Acquisition close. Details on Valeant’s benefit plans and open enrollment process will be provided to you. Please note these plans are reviewed from time to time and subject to change.

William Bertrand

March 24, 2015

•	Vacation. You will participate in Valeant’s Management Vacation Plan which allows you to take vacation days, at times mutually agreed with your supervisor. You will not accrue any vacation as a participant in this plan. Your current balance of vacation days, if any, will transition over to Valeant.

•	Years of Service. Your years of service with Salix will be recognized at Valeant for the purpose of determining benefits under any service-based compensation or benefit programs, to the extent allowed by law.

•	Release Requirement. Notwithstanding anything herein to the contrary, Valeant shall have no obligation to pay or provide any of the severance benefits set forth in this letter and shall have no obligations to you in respect of the termination of your employment save and except for obligations that are expressly established by applicable employment standards legislation unless you execute and deliver, within 45 days of the date of your termination, and do not revoke, a general release in form satisfactory to Valeant and any revocation period set forth in the release has lapsed. You shall not be required to mitigate the amount of any severance payment provided for under this letter by seeking other employment or otherwise and no such payment shall be offset or reduced by the amount of any compensation or benefits provided to you in any subsequent employment. Notwithstanding anything herein to the contrary, in no event shall the timing of your execution of the general release, directly or indirectly, result in you designating the calendar year of payment to the extent such designation would result in a violation of Section 409A, and if a payment that is subject to execution of the general release could be made in more than one taxable year, to the extent required to avoid a violation of Section 409A, payment shall be made in the later taxable year.

•	Definition of “Cause”. Valeant may terminate your employment for “Cause”, subject to the payment by Valeant to you of the applicable benefits provided in this letter. “Cause” shall mean, for purposes of this letter, “cause” as defined by applicable common law, and (1) conviction of any felony or indictable offense (other than one related to a vehicular offense) or other criminal act involving fraud; (2) willful misconduct that results in a material economic detriment to the Company; (3) material violation of Company policies and directives, which is not cured after written notice and an opportunity for cure; (4) continued refusal by you to perform your duties after written notice identifying the deficiencies and an opportunity for cure; and (5) a material violation by you of any material covenants to the Company. No action or inaction shall be deemed willful if not demonstrably willful and if taken or not taken by you in good faith and with the understanding that such action or inaction was not adverse to the best interests of the Company. Reference in this paragraph to the Company shall also include any direct or indirect subsidiary of VPII (including Valeant). The Company may suspend you, with pay, upon your indictment for the commission of a felony or indictable offense as described under clause (1) above. Such suspension may remain effective until such time as the indictment is either dismissed or a verdict of not guilty has been entered.

•	At-Will Employment. This letter constitutes an offer of “at-will” employment and is not a contract providing for guaranteed employment or employment for a specific period of time. This means that each of you and Valeant has the option to terminate your employment at any time, with or without advance notice, for any or no reason. The “at-will” nature of your employment can only be changed by a written agreement signed by VPII’s Executive Vice President of Administration and Chief Human Capital Officer or Chief Executive Officer.

William Bertrand

March 24, 2015

It is understood that, during your employment by Valeant or any of its affiliates, you will not engage in any activities that constitute a conflict of interest with the interests of Valeant or any of its affiliates, as outlined in VPII’s conflict of interest policies for employees in effect from time to time.

•	Withholding Taxes. All payments to you or, if applicable, your beneficiary by Valeant shall be subject to withholding on account of federal, state and local taxes as required by law.

•	Section 409A. The parties intend for the payments and benefits under this letter to be exempt from Section 409A or, if not so exempt, to be paid or provided in a manner which complies with the requirements of such section, and intend that this letter shall be construed and administered in accordance with such intention. Any payments that qualify for the “short-term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A, each payment of compensation under this letter shall be treated as a separate payment of compensation. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this letter during the six-month period immediately following your separation from service shall instead be paid on the first business day after the date that is six months following your termination date (or death, if earlier).

It is understood that you are required to have read, reviewed, agreed, signed and returned to Valeant each of VPII’s Standards of Business Conduct, Insider Trading Policy, Blackout Policy and Global Anti-Bribery Policy, and by signing below you acknowledge your requirement to comply with such documents and policies at all times during your employment with Valeant or any of its affiliates.

Policies of VPII and its affiliates will govern any other matter not specifically covered by this letter.

This letter is governed by the laws of the State of New Jersey.

Please indicate your acceptance of this offer of employment with Valeant, by signing and faxing this letter to Sharon Roche in Human Resources at (908) 927-1458, or by scanning and e-mailing a signed copy to Sharon.Roche@valeant.com.

William Bertrand

March 24, 2015

We are excited to have you join our team. Welcome to Valeant Pharmaceuticals!

Sincerely,

/s/ Brian Stolz

Brian Stolz
EVP, Administration
& Chief Human Capital Officer

AGREED TO AND ACCEPTED:

/s/ William C. Bertrand	3/24/15
William C Bertrand	Date